PACIFIC ASIA CHINA ENERGY INC.

(FORMERLY PERMISSION MARKETING SOLUTIONS INC.)

CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOVEMBER 30, 2006

Unaudited Interim Consolidated Financial Statements

Notice

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated financial statements for the period ended November 30, 2006.

PACIFIC ASIA CHINA ENERGY INC.

(FORMERLY PERMISSION MARKETING SOLUTIONS INC.)

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	November 30, 2006	February 28, 2006

ASSETS

Current
Cash and cash equivalents	$ 5,658,444	$ 10,992,210
Prepaid expense and other receivables	199,798	56,283

	5,858,242	11,048,493

Equipment	1,527,628	-
Acquisition advance (Note 3)	-	736,868
Resource property interests (Note 4)	7,809,658	1,092,727

	$ 15,195,528	$ 12,878,088

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

Current
Accounts payable and accrued liabilities (Note 5)	$ 118,783	$ 505,192
Due to related parties	16,415	-

	135,198	505,192

Non-controlling interest (Note 2)	(27,543)	-

Shareholders' equity (deficiency)
Capital stock (Note 6)	18,433,149	14,720,233
Contributed Surplus (Note 6)	2,416,447	1,243,523
Deficit	(5,761,723)	(3,590,860)

	15,087,873	12,372,896

	$ 15,195,528	$ 12,878,088

Subsequent events (Note 8)

On behalf of the Board:

“Dev Randhawa”	Director	“Steven Khan”	Director

The accompanying notes are an integral part of these consolidated financial statements.

PACIFIC ASIA CHINA ENERGY INC.

(FORMERLY PERMISSION MARKETING SOLUTIONS INC.)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(UNAUDITED)

	For the three month period ended November 30, 2006	For the three month period ended November 30, 2005	For the nine month period ended November 30, 2006	For the nine month period ended November 30, 2005	Cumulative Results of Operations from September 7, 2004 to November 30, 2006

GENERAL AND ADMINISTRATIVE EXPENSES	$ 147,057	$ 45,021	$ 549,770	$ 58,418	$ 832,924

EXPLORATION EXPENSES	268,858	203,957	1,936,478	372,852	3,048,075

Loss before other items	(415,915)	(248,978)	(2,486,248)	(431,270)	(3,880,999)

OTHER ITEMS
Interest income	66,507	833	263,660	833	287,115
Exchange gain	24,182	-	24,182	-	24,182
Non-controlling interest (Note 2)	27,543	-	27,543	-	27,543

Net Loss	(297,683)	(248,145)	(2,170,863)	(430,437)	(3,542,159)

Deficit, beginning of period	(5,464,040)	(224,733)	(3,590,860)	(42,441)	-

Reverse take-over capitalization adjustments	-	-	-	-	(2,219,564)

Deficit, end of period	$ (5,761,723)	$ (472,878)	$ (5,761,723)	$ (472,878)	$ (5,761,723)

Basic and diluted loss per share	(0.01)	(0.02)	(0.01)	(0.04)

Weighted average number of shares outstanding	71,547,808	10,000,000	73,625,019	10,000,000

The accompanying notes are an integral part of these consolidated financial statements.

PACIFIC ASIA CHINA ENERGY INC.

(FORMERLY PERMISSION MARKETING SOLUTIONS INC.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the three month period ended November 30, 2006	For the three month period ended November 30, 2005	For the nine month period ended November 30, 2006	For the nine month period ended November 30, 2005	Cumulative Amounts from September 7, 2004 to November 30, 2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$ (297,683)	$ (248,145)	(2,170,863)	$ (430,437)	$ (3,542,159)
Adjustments for items not affecting cash:
Non-controlling interest (Note 2)	(27,543)	-	(27,543)	-	(27,543)
Stock-based compensation	-	-	1,172,924	-	1,572,412
Amortization	443	-	1,051	-	1,051
	(324,783)	(248,145)	(1,024,431)	(430,437)	(1,996,239)

Change in non-cash working capital items:
Prepaid expense and other receivables	281,791	(687,195)	(143,515)	(748,836)	(199,799)
Accounts payable and accrued liabilities	45,522	(17,051)	(386,409)	117,157	(418,421)

Net cash used in operating activities	2,530	(952,391)	(1,554,355)	(1,062,116)	(2,614,459)

CASH FLOWS FROM INVESTING ACTIVITIES
Equipment purchased	(1,361,375)	(1,667)	(1,367,281)	(1,667)	(1,367,281)
Acquisition advance	-	-	-	-	(736,868)
Resource property expenditures	(1,791,860)	(112,449)	(3,273,961)	(993,559)	(4,361,688)

Net cash used in investing activities	(3,153,235)	(114,116)	(4,641,242)	(995,226)	(6,465,837)

CASH FLOWS FROM FINANCING ACTIVITIES
Due to related parties	16,415	-	16,415	-	16,415
Proceeds from issuance of capital stock, net of issue costs	56,017	-	845,416	-	14,722,325
Loans payable	-	1,896,514	-	2,323,403	-

Net cash provided by financing activities	72,432	1,896,514	861,831	2,323,403	14,738,740

Increase (decrease) in cash during the period	(3,078,273)	830,007	(5,333,766)	266,061	5,658,444

Cash and equivalents, beginning of period	8,736,717	(1,974)	10,992,210	561,972	-

Cash and equivalents, end of period	$ 5,658,444	$ 828,033	$ 5,658,444	$ 828,033	$ 5,658,444

The accompanying notes are an integral part of these consolidated financial statements.

PACIFIC ASIA CHINA ENERGY INC.

(FORMERLY PERMISSION MARKETING SOLUTIONS INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2006

1.

BASIS OF PRESENTATION

Pacific Asia China Energy Inc. (formerly Permission Marketing Solutions Inc. - the “Company” or “PACE”) is an

exploration stage company incorporated under the British Columbia Business Corporations Act. Significant inter-company balances and transactions are eliminated on consolidation The Company’s common shares are listed for trading on the TSX Venture Exchange (“TSX-V”) under the symbol PCE.

The consolidated financial statements contained herein include the accounts of the Company and its subsidiaries, China Canada Energy Inc, AsiaCanada Energy Inc., Art Gallery Live (inactive), Pace Mitchell Ltd., and its 50% owned subsidiary Pace Mitchell Drilling Corp.

China Canada Energy Inc (“CCE”) was incorporated on September 7, 2004 under the British Columbia Business Corporations Act.  CCE is involved with the exploration and development of coal bed methane in China.

AsiaCanada Energy Inc (“ACE”) was incorporated on October 29, 2004 under the Alberta Business Corporations Act.

On December 30, 2005 the Company completed a share exchange agreement with the shareholders of  CCE whereby the Company acquired 100% of the issued and outstanding shares of CCE in exchange for the issuance of 10,000,000 common shares of the Company.

This transaction resulted in the transfer of voting control of the Company to the former shareholders of CCE and constitutes a reverse take-over under the policies of the TSX-V. Accordingly, these consolidated financial statements  have been prepared on the basis that CCE was the acquirer for accounting purposes and are issued in the name of  PACE but are a continuation of the business of CCE.

The Company is in the process of exploring and developing its resource properties and has not yet determined whether these properties contain proven reserves that are economically recoverable.  The recoverability of the amounts shown for resource properties and related deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable operations.

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles.  All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year.  The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements.  Certain information and footnote disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles has been condensed or omitted.  These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual filing.  In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2.

VARIABLE INTEREST ENTITY

The Company has adopted the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG15”) on a prospective basis. AcG15 prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity (”VIE”). An enterprise holding other that a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive

PACIFIC ASIA CHINA ENERGY INC.

(FORMERLY PERMISSION MARKETING SOLUTIONS INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2006

2.

VARIABLE INTEREST ENTITY (cont’d…)

the majority of its expected residual returns, or both. The Company is considered the primary beneficiary of its 50% owned subsidiary, PACE Mitchell Drilling Corp. and has consolidated the subsidiary into its financial statements for the period ended November 30, 2006.

3.

ACQUISITON ADVANCE

The Company advanced $736,868 to Asia Canada Energy Inc. as an advance towards the acquisition.  The advance does not bear interest and has no specific terms of repayment and accordingly has been classified as a long term asset.  On March, 20, 2006 the Company acquired ACE and inter-company balances are eliminated on consolidation.

4.

RESOURCE PROPERTY INTERESTS

Title to resource properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance of historical characteristics of many resource properties.  The Company has investigated beneficial ownership of its resource properties and, to the best of its knowledge, its beneficial ownership to its property is in good standing.

China Canada Energy Corp.

During the prior year, CCE entered into a series of agreements to acquire a minimum 70% participating interest in a coal bed methane project located in Huangshi, China.  In consideration for the interest, CCE issued 5,000,000 common shares valued at $5,000, paid $503,292 (US$398,174), assumed an obligation of $247,880 (US$200,000) and assumed the vendors obligations under a production sharing contract with China United Coal Bed Methane Corporation Ltd. (“CUCBM”).  On December 30, 2005, the Company acquired all the outstanding shares of CCE.

Pursuant to the production sharing contract with CUCBM, the Company is required to drill a minimum of five exploration wells totaling 2,500 meters, conduct pilot development work and expend a minimum of US$1,500,000 on exploration operations. The Company is responsible for 100% of the exploration costs and is required to complete the exploration program within two years. At the conclusion of the exploration period, the Company has the option to terminate the contract but will be required to pay, at that time, any unfulfilled balance of the minimum exploration work commitment.

Asia Canada Energy Inc.

Pursuant to a share purchase option agreement dated August 29, 2005, on March 20, 2006 the Company completed the acquisition of Asia Canada Energy Inc. (“ACE”) by issuing 18,000,000 common shares and 500,000 finder’s fee common shares valued at $2,867,500, to the shareholders of ACE, of which 5,000,000 shares were issued to a common director with the Company.  ACE has a profit sharing contract with CUCBM to explore for and develop coal bed methane resources in the province of Guizhou, China.  PACE can earn a 60 per cent interest by funding up to US $8 million for an exploration pilot program.  Under the agreement, the Company is committed to spending  US$8,000,000  on the Guizhou coal bed methane project over 4 years.

PACIFIC ASIA CHINA ENERGY INC.

(FORMERLY PERMISSION MARKETING SOLUTIONS INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2006

4.

RESOURCE PROPERTY INTERESTS (cont’d…)

The Company has accounted for this acquisition using the purchase method of accounting. The excess of purchase consideration over the net book value of the net assets acquired will be recorded as resource property interest as follows:

Purchase price (18,500,000 Common Shares)		$ 2,867,500

Net Identifiable Assets:
Cash	$ 369,520
Resource property interests	644,109
Liabilities assumed	(1,027,219)
Net asset deficiency		(13,590)

Excess allocated to deferred exploration costs		$ 2,881,090

	Huangshi Property	Guizhou Property	Total Property Expenditures

Acquisition cost	$ 756,172	$ -	$ 756,172

Deferred exploration cost:
Geologists	23,131	-	23,131
Supplies	13,499	-	13,499
Personnel fees	271,006	-	271,006
Travel	28,919	-	28,919

Resource Property Balance, February 28, 2006	$ 1,092,727	$ -	$ 1,092,727

ACE acquisition cost	-	2,881,090	2,881,090
Deferred exploration costs prior to the acquisition of ACE	-	670,483	670,483
Deferred exploration costs:
CUCBM fees	97,696	343,769	441,465
Geological expenditures	132,427	499,649	632,076
Supplies	70,885	353,387	424,272
Personnel fees	119,933	207,524	327,457
Travel	20,750	115,946	136,696
Drilling and sample testing	316,774	886,618	1,203,392

Resource Property Balance, November 30, 2006	$ 1,851,192	$ 5,958,466	$ 7,809,658

PACIFIC ASIA CHINA ENERGY INC.

(FORMERLY PERMISSION MARKETING SOLUTIONS INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2006

5.

RELATED PARTY TRANSACTIONS

The Company entered into the following related party transactions during the nine month period ended November 30, 2006:

a)

paid or accrued consulting fees of $296,528 (2005 - $110,000) to an officer and companies controlled by directors of the Company

b)

Issued 5,000,000 shares to a director in conjunction with the acquisition of ACE

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

Capital stock as at November 30, 2006 is comprised of the following:

	Number of Shares	Amount	Contributed Surplus
Authorized Unlimited number of common shares, without par value
Issued

PACE as at February 28, 2005	7,080,378	$ 9,096,551	$ 40,000
CCE capital stock	10,000,000	10,000	-

Balance prior to reverse take-over	17,080,378	$ 9,106,551	$ 40,000

Elimination of PACE capital stock	-	(9,096,551)	(40,000)
CCE capital stock acquired	(10,000,000)
Cancellation of escrow shares	(234,752)	(403,667)	403,667
Shares issued for the acquisition of CCE (a)	10,000,000	1,139,765	-
Shares issued pursuant to private placements (b)	35,973,000	13,638,136	57,773
Finders’ fee for acquisition of CCE (c)	600,000	96,000	-
Warrants exercised (d)	320,000	240,000	-
Stock-based compensation (e)	-	-	782,083

As at February 28, 2006	53,738,626	$ 14,720,234	$ 1,243,523

Exercise of warrants	1,207,750	756,438	-
Exercise of agents’ options	123,500	61,750	-
Finders’ fee for private placement	114,580	57,290	-
Share issuance costs	-	(30,063)	-
Shares issued for the acquisition of ACE (Note 3)	18,000,000	2,790,000	-
Stock-based compensation	-	-	1,172,924
Finders’ fee for acquisition of ACE (Note 3)	500,000	77,500	-

As at November 30, 2006	73,684,456	$ 18,433,149	$ 2,416,447

Included in issued capital stock at February 28, 2006 are 28,000,000 common shares subject to an escrow agreement and will be released over a period of three years, subject to regulatory approval. At November 30, 2006, 23,700,000 shares remained in escrow.

PACIFIC ASIA CHINA ENERGY INC.

(FORMERLY PERMISSION MARKETING SOLUTIONS INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2006

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d….)

Private placements (prior year)

a)

The Company issued 10,000,000 common shares, valued at $1,139,765, for the acquisition of CCE.

b)

Concurrent to the reverse take-over transaction on December 30, 2005, the Company completed one brokered and three non-brokered private placements consisting of 25,448,000 units at prices between $0.12 and $0.50 per unit for gross proceeds of $14,716,500.  21,884,000 units consist of one common share and one half share purchase warrant and 3,564,000 units consist of one common share and one share purchase warrant.  Each full warrant entitles the holder to acquire one additional common share at prices between $0.24 and $0.75 per share for a two year period expiring December 30, 2007.

On February 28, 2006 the Company completed a non-brokered private placement consisting of 10,000,000 units at $0.50 per unit.  Each unit consists of one common share and one half share purchase warrant.  Each full warrant entitles the holder to acquire one additional common share at $0.75 per share for a two year period expiring February 28, 2006.

In connection with the above private placements the Company issued 525,000 common shares valued at $126,500, granted 1,323,400 agent’s options valued at $57,773, and paid fees totaling $1,084,591 to finders and agents.  Each agent’s option entitles the agent to purchase one unit, consisting of one common share and one half share purchase warrant, for $0.50 per unit.  Each full warrant will entitle the agent to acquire one common share at $0.75 per share for a two year period expiring December 30, 2007.

c)

The Company issued 600,000 common shares, valued at $96,000, as finders’ fees relating to the acquisition of CCE.

d)

During the prior year the Company granted 4,400,000 share purchase options to various directors and consultants with exercise prices ranging from $0.50 to $2.00.  The fair value of the options is estimated to be $782,083 using the Black-Scholes Option pricing model. Of the estimated fair value, $399,488 is recorded as stock-based compensation in the current year and $382,595 was included as part of the cost of acquiring CCE.

Stock options and warrants

The Company has a stock option plan whereby, from time to time, at the discretion of the Board of Directors, stock options are granted to directors, officers, employees and certain consultants.  The exercise price of each option is based on the market price of the Company’s common stock at the date of grant less an applicable discount.  The options can be granted for a maximum term of five years with vesting provisions determined by the Board of Directors.

PACIFIC ASIA CHINA ENERGY INC.

(FORMERLY PERMISSION MARKETING SOLUTIONS INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2006

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options and warrants (cont’d…)

Stock option and share purchase warrant transactions are summarized as follows:

	Warrants		Stock Options
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

Outstanding, February 28, 2005	-	$ -	-	$ -
Granted	19,568,500	0.65	4,400,000	0.61
Exercised	(320,000)	0.75	-	-
Expired/cancelled	-	-	-	-

Outstanding, February 28, 2006	19,248,500	$ 0.65	4,400,000	$ 0.61
Granted	119,040	0.75	1,050,000	1.54
Exercised	(1,527,750)	0.65	-	-
Expired/cancelled	-	-	-	-

Outstanding, November 30, 2006	17,839,790	$ 0.65	5,450,000	$ 0.79

Number currently exercisable	17,839,790	$ 0.65	5,450,000	$ 0.79

As at November 30, 2006, incentive stock options and share purchase warrants were outstanding as follows:

	Number of Shares	Exercise Price	Expiry Date

Options	50,000	$ 2.38	March 10, 2008
	4,000,000	$ 0.50	December 30, 2010
	200,000	$ 1.50	January 25, 2009
	200,000	$ 2.00	February 15, 2011
	750,000	$ 1.50	April 12, 2011
	250,000	$ 1.50	May 3, 2011

Total	5,450,000

Warrants
Private placement #1	2,968,750	$ 0.24	December 30, 2007
Private placement #2	1,051,250	$ 0.50	December 30, 2007
Private placement #3	6,088,750	$ 0.75	December 30, 2007
Private placement #4	2,664,000	$ 0.75	December 30, 2007
Private placement #5	4,965,000	$ 0.75	February 28, 2008
Agents’ warrants	102,040	$ 0.75	February 28, 2008

Total	17,839,790

PACIFIC ASIA CHINA ENERGY INC.

(FORMERLY PERMISSION MARKETING SOLUTIONS INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2006

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock-based compensation

For the nine month period ended November 30, 2006, the Company granted 1,050,000 (2005 – Nil) options to employees, consultants and directors.  Accordingly, using the Black-Scholes option pricing model, the stock options are recorded at fair value in the statement of operations.  Total stock-based compensation relating to the options recognized in the statement of operations was $1,172,924 (2005 - $Nil) as a result of options granted and vested.  The fair value was recorded as contributed surplus on the balance sheet.

The following assumptions were used for the valuation of stock options and warrants:

Nine month period ending November 30	2006	2005

Risk-free interest rate	3.87 – 4.33%	- %
Expected life	2 – 5 years	- years
Annualized volatility	100.00%	- %
Dividend rate	0.00%	0.00%

7.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”). For the years ended February 28, 2006 and 2005 and the interim period ended November 30, 2006, there are no reconciling items to the consolidated balance sheets, consolidated statements of loss and deficit and the consolidated statements of cash flows between Canadian GAAP and U.S. GAAP.

a)

 Oil and Gas Interests

The full cost method accounting for coal bed methane operations under Canadian and U.S. GAAP differ in the following respect. Under U.S. GAAP, a ceiling test is applied to ensure the unamortized capitalized costs in each cost center do not exceed the sum of the present value, discounted at 10%, of the estimated unescalated future net operating revenue from proved reserves plus unimpaired unproved property costs less future development costs, related production costs and applicable taxes. Under Canadian GAAP, a similar ceiling test calculation is performed with the exception that cash flows from proved reserves are undiscounted and utilize forecasted pricing to determine whether impairment exists. However, in Canada, the impaired amount is measured using the fair value of proved and probable reserves.

There were no impairment charges under Canadian GAAP or U.S. GAAP.

PACIFIC ASIA CHINA ENERGY INC.

(FORMERLY PERMISSION MARKETING SOLUTIONS INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2006

7.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d…)

b)

Recent Accounting Pronouncements (cont’d…)

Asset Retirement Obligations

In March 2005, the Financial Accounting Standards Board (“FASB”) issued Interpretation 47 ("FIN 47"), "Accounting for Conditional Asset Retirement Obligations"-an interpretation of FASB No. 143.  FIN 47 clarifies that the term "conditional asset retirement obligation" as used in SFAS No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity.  The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement.  FIN 47 requires a liability to be recognized for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The adoption of FIN 47 did not have a material effect on the Company’s financial statements.

Share-Based Payment

On December 16, 2004, the FASB issued Statements of Financial Accounting Standards (“SFAS”) 123(R), “Share-Based Payment,” which is a revision of SFAS 123, “Accounting for Stock-Based Compensation.” SFAS 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends SFAS 95, “Statement of Cash Flows.” SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant. Pro forma disclosure in the footnotes to financial statements is no longer an alternative. SFAS 123(R) permits public companies to adopt its requirements using one of two methods. The “modified prospective” method recognizes compensation expense based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date, and based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date. The “modified retrospective” method includes the requirements of the modified prospective method described above, but also permits entities to restate their historical financial statements based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either for all prior periods presented, or for prior interim periods of the year of adoption. As of March 1, 2006, the Company adopted the “modified prospective” method under SFAS 123(R).  As a result of adopting SFAS 123(R) there are no differences between US and Cdn GAAP. The adoption of SFAS 123 (R) will have no impact on Company’s financial statements.

Accounting Changes and Error Corrections

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3” (FAS 154). FAS 154 changes the method for reporting an accounting change. Under FAS 154, accounting changes must be retrospectively applied to all prior periods for which financial statements are presented, unless the change in accounting principle is due to a new pronouncement that provides other transition guidance or unless application of the retrospective method is impracticable.  FAS 154 carries forward APB Opinion No. 20’s guidance for reporting corrections of errors in previously issued financial statements and for reporting changes in accounting estimates. FAS 154 is effective for any accounting changes and corrections of errors for fiscal years beginning after December 15, 2005. SFAS is not expected to have a material effect on the Company’s financial statements.

PACIFIC ASIA CHINA ENERGY INC.

(FORMERLY PERMISSION MARKETING SOLUTIONS INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2006

7.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (cont’d…)

b)

Recent Accounting Pronouncements (cont’d…)

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140”, to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, “Accounting for the Impairment or Disposal of Long-Lived Assets”, to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed. This standard is not expected to have any effect on the Company’s future reported financial position or results of operations

Accounting for Servicing of Financial Assets

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006.  This adoption of this statement is not expected to have any effect on the Company’s future reported financial position or results of operations

8.

SUBSEQUENT EVENTS

The Company issued 23,475 common shares pursuant to the exercise of share purchase warrants for proceeds of $7,475.

Subsequent to November 30, 2006 the Company entered into an agreement with Mitchell Drilling Contractors of Australia to provide drilling services in China. Pursuant to the agreement, PACE will issue 1,075,950 shares and advance a loan of AUS $2.5 million to build the first drill rig.